Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    November    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________


VANCOUVER, BRITISH COLUMBIA, November 10, 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; OTCBB: PVMCF) (the "Company" or "Pine Valley") today announced that it has agreed in principle to enter into a transaction with The Rockside Foundation, whereby the Company would borrow from The Rockside Foundation the aggregate principal sum of up to US$7,000,000, together with interest thereon at the rate of 10% per annum payable monthly, and would issue to The Rockside Foundation as bonus shares that number of the Company's Common Shares that is equivalent to 10% of the principal amount of the loan advanced by The Rockside Foundation, converted into Canadian dollars, and using as the share price the weighted average share price for the 10 trading days on the TSX Venture Exchange prior to funding.

The loan may be drawn in three tranches of US$3,750,000 on or before November 29, 2004, US$1,250,000 between December 27, 2004 and February 19, 2005, and
US$2,000,000 between June 1, 2005 and July 31, 2005, the latter two tranches being available at the option of the Company. The loan will be due and payable in full on November 30, 2005. The principal will be repaid from operating cash flow or the net proceeds of any subsequent asset sale or financing. The Company may repay the loan at any time prior to maturity, without notice or penalty.

The loan will be secured by security granted on all of the assets and undertakings of Pine Valley and its wholly owned subsidiaries, Falls Mountain Coal Inc. and Pine Valley Coal Ltd., ranking in priority second to the security granted by the Company to Mitsui Matsushima Canada Ltd. and Marubeni Corporation.

The funds will be used by the Company for further development of the Willow Creek Mine and for general corporate purposes. In addition, The Company has advanced the installation of the train loading system, and preparation for the installation of the coal washing plant. These projects, which were scheduled to be made over the course of the next fiscal year, have started and are
expected be completed by July, 2005.   The Company is also advancing an
exploration program designed to define additional coal reserves in the wholly owned leases to the north of the Willow Creek mine site.

The Rockside Foundation owns 22.89% of the Company and is a related party to the Company, as such term is defined in Ontario Securities Commission Rule 61-501, by virtue of its beneficial ownership of more than 10% of the Common shares of the Company.

The Board of Directors of the Company formed a special committee of directors independent of The Rockside Foundation, the members of which are Gordon Fretwell, Clay Gillespie and Graham Mackenzie, to consider the proposed transaction with The Rockside Foundation. The special committee considered the relevant facts and issues and subsequently advised the Board that the proposed transaction was, in their view, in the best interests of the Company and it recommended its approval by the Board. The proposed transaction with The Rockside Foundation was then approved by the full Board, with Mr. Mark T. Smith and Mr. Jeffrey M. Fehn abstaining from voting, and the special committee has now been charged with the task of negotiating and settling the loan agreement and ancillary documents with The Rockside Foundation.

The Company is not required to obtain a formal valuation of the related party transaction with The Rockside Foundation or to obtain minority approval for such transaction by virtue of the fact that at the time that such transaction was agreed to, the amount of the proposed loan does not exceed 25% of the Company's market capitalization.




PINE VALLEY MINING CORPORATION
"Graham Mackenzie"
President and Chief Executive Officer

Pine Valley Mining Corporation web site: www.pinevalleycoal.com
Contacts:
Graham Mackenzie                          Mark Fields
President & CEO                           Executive Vice President
(604) 682-4678                           (604) 682-4678
Vancouver, British Columbia, Canada       Vancouver, British Columbia, Canada
gmackenzie@pinevalleycoal.com             mfields@pinevalleycoal.com



The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



CAUTIONARY STATEMENT

This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2004.









                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    November 10, 2004                    "Graham Mackenzie"
                                      President and Chief Executive Officer